P.E.
8-31-04
ARS

04050897

PROCESSED
NOV 2 4 2004
THOMSON
FINANCIAL
B



*"We'd just never go anywhere else."*

# Walgreens
## 2004 ANNUAL REPORT

*Walgreens, one of the fastest growing retailers in the United States, leads the chain drugstore industry in sales and profits. Guided by a tradition of trust since 1901, we are committed to steady, long-term profitable growth. Our strategy is to be the nation's most convenient and most technically advanced provider of pharmacy service and basic needs.*

## 2004 Highlights

- We opened 436 new stores, for a total of 4,582 Walgreens in 44 states and Puerto Rico.
- We filled 443 million prescriptions – approximately 14 percent of the U.S. retail market. Pharmacy is 63.2 percent of our business.
- Walgreens has 163,000 employees and approximately 600,000 shareholders. We added 9,000 jobs in fiscal 2004.
- Our drugstores serve four million customers daily and average $7.9 million in annual sales per store. That's $719 per square foot, among the highest in the drugstore industry.
- We introduced *Advantage90* – a 90-day retail prescription plan that is an alternative to mandatory mail order programs.
- We now offer digital photo service chainwide.
- Walgreens ranks No. 1 among food and drug stores on *Fortune* magazine's Most Admired Companies in America list. We also rank 45th on the *Fortune 100* list of the largest U.S.-based companies.
- *Fast Company* magazine identified Walgreens as one of 13 "Customer First" companies, including Trader Joe's, Costco and Chick-Fil-A. We were cited as a "profitable player who knows that investments in service really pay off."



## About the cover

Customers Debbie Frosch (right) and her daughter, Amy, in Buffalo Grove, Illinois, appreciate our convenient services, such as ExpressPay. This allows customers to keep a secure credit card number in our files and purchase prescriptions quickly without providing a card or signature. "Now, it's easy for Amy to pick up prescriptions without having to carry my credit card," says Debbie.

# Financial Highlights

*For the years ended August 31, 2004 and 2003 (In Millions, except per share data)*

| | 2004 | 2003 | Increase |
|---|---|---|---|
| Net Sales | $ 37,508.2 | $ 32,505.4 | 15.4% |
| Net Earnings | $ 1,360.2 | $ 1,175.7 | 15.7% |
| Net Earnings per Common Share (diluted) | $ 1.32 | $ 1.14 | 15.8% |
| Shareholders' Equity | $ 8,228.0 | $ 7,195.7 | 14.3% |
| Return on Average Shareholders' Equity | 17.6% | 17.5% | |
| Closing Stock Price per Common Share | $ 36.45 | $ 32.57 | |
| Total Market Value of Common Stock | $ 37,299.0 | $ 33,381.3 | |
| Dividends Declared per Common Share | $ .18 | $ .16 | |
| Average Shares Outstanding (diluted) | 1,031.8 | 1,031.6 | |

## Walgreens Stock Performance

### 10 YEARS

On August 31, 1994, 100 shares of Walgreen stock sold for $3,762.50. Ten years later, on August 31, 2004, those 100 shares, having split three times, were 800 shares worth $29,160, for a gain of 675 percent.

### 20 YEARS

On August 31, 1984, 100 shares of Walgreen stock sold for $3,900. Twenty years later, on August 31, 2004, those 100 shares, having split five times, were 3,200 shares worth $116,640, for a gain of 2,891 percent.

Walgreens has paid dividends in every quarter since 1933 and has raised them for 29 consecutive years.

WALGREENS VERSUS STOCK MARKET

*Five-year stock value growth rate in percent*
*September 1, 1999 – August 31, 2004*


12
8
4
-4
-8
WAG
DOW
S&P
NASDAQ



Dave Bernauer (right), chairman and chief executive officer, and Jeff Rein, president and chief operating officer, at the Vernon Area Public Library in Lincolnshire, Illinois. This year, we formed a partnership with the American Library Association and its 16,000 member libraries to provide health information across America. See page 7.

# Questions and Answers for Shareholders

*November 15, 2004*

Thirty consecutive years of record sales and earnings – that's the milestone we celebrated in fiscal 2004. Unusual? You bet – we're one of only two *Fortune 500* companies to achieve a current streak of that duration. As we told our employees, "the people at the top of the mountain didn't just fall there." This achievement is due to long and hard work by thousands, many of whom are current or retired employees reading this report. *Thank you* – our goal at Walgreens has always been to build for long-term, consistent results ... which is precisely what we'll continue to do in the future.

**What were the financial highlights of fiscal 2004?**

*Dave Bernauer:* It was a strong year – earnings per share rose 15.8 percent, outpacing a sales increase of 15.4 percent. Comparable sales (in stores open more than a year) rose nearly 11 percent. Gross profit improved significantly, with major contributions from increased generic drug usage and digital photofinishing. Our accelerated move to replace analog photo labs with digital machines is expensive, but it's more than paying off in customer satisfaction and profits.

**Any negatives in the financial picture?**

*Bernauer:* If there was a crack in our rosy results, it was the expense line. As we spread costs over more stores, our ratio of expenses to sales should go down. That didn't happen in 2004. There were some good reasons, including a payroll investment to improve customer service and handle more in-store photo work.

There's also what I call the generic drug conundrum: We saw 17 generic introductions last year, and generics now account for approximately half the prescriptions we fill. That's good news – generics lower costs for patients and third party payers, and provide us with better gross profit dollars per prescription. Financially, we love 'em – they're good for our bottom line. But because generics are less expensive, they also lower our sales line. This, in turn, distorts expense ratios when measured as a percent to sales.

That said, we can – and must – do a better job of expense control. As one of our board members said recently, "It's always good to know you have room for improvement." That's what we're all about.

**How did our stock perform last year and what are its prospects?**

*Jeff Rein:* WAG was up a respectable 12 percent for the fiscal year, better than the Dow and S&P. It's nothing like the fast-tracking days of the 1990s, but neither is the market. We believe we're priced to grow ... if we continue to post solid earnings. We also increased our quarterly dividend 21.7 percent and announced a $1 billion stock buyback. We think WAG is a good place to put our cash.

**SALES**
*Billions of dollars*


40
35
30
25
20
00
01
02
03
04

**EARNINGS**
*Millions of dollars*


1400
1200
1000
800
600
00
01
02
03
04

**Will a buyback impact company growth?**
*Rein:* No way. We're estimating capital expenditures of approximately $1.5 billion in fiscal 2005, a 50 percent increase over 2004. We ended the year with nearly $1.7 billion in the bank and project strong cash flow for the next five years. We can well afford a buyback, even as we accelerate investment in new stores, distribution centers and technology.

**So you believe there's room for more Walgreen stores?**
*Rein:* Absolutely. We're building market share faster than we can build stores. And we continue to secure excellent sites, including some smaller, non-prototypical ones in high density neighborhoods. Growth, to quote former PepsiCo. chairman Wayne Calloway, is "pure oxygen. It's more than our single most important financial driver – *it's an essential part of our corporate culture.*"

Our 2005 goal is to open an estimated 450 stores, for a net gain of approximately 365. Given our strong cash position, we plan to buy approximately 50 percent more real estate sites than in 2004.

Our strategy emphasizes organic – versus acquired – growth. Walgreen stores are exactly what we want and where we want them, from 23rd and Park Avenue in Manhattan to small-town Brainerd, Minnesota. Our track record is excellent – of the 3,630 stores opened in the past 10 years, we've closed only two due to poor sales. We also lead our industry in per store measures – average prescriptions filled, sales volume and profitability. We've developed a very rigorous system to analyze potential store sites, paying heed to what our founder C.R. Walgreen Sr. said in the 1920s: "One of the biggest factors of success in the drug business is location. A good location will beat all of the business tricks a manager can devise for the purpose of forcing up sales."

**There's a lot of press about a slowdown in prescription sales. What's your take?**
*Bernauer:* As investors, prescription *numbers* is the measure to watch – not dollars. Walgreens filled 443 million prescriptions in fiscal 2004, an increase of 10.8 percent from the previous year, and more than any other pharmacy retailer in that time period. Yes, the rest of the industry is experiencing a slowdown in prescription growth. We believe this is temporary and due primarily to higher patient co-pays. Pharmacy's long-term potential remains excellent, particularly as our population ages and the pace of pharmaceutical innovation picks up. Our confidence is strengthened by growing evidence that medications – properly prescribed and taken – are among the most promising ways to decrease the overall cost of healthcare, one of our nation's greatest challenges in the years ahead.

NUMBER OF PRESCRIPTIONS FILLED
*In millions*


450
400
350
300
250
00
01
02
03
04

PRESCRIPTION MARKET SHARE
*In percent*


14
13
12
11
10
00
01
02
03
04

**What about the threat of mail order prescriptions?**
*Bernauer:* Contrary to popular belief, Walgreens is not anti-mail. That would be counterproductive, since we have our own billion-dollar mail business. What we oppose is mandatory mail. We believe people should have the option to fill prescriptions at their community drugstore or by mail.

To level the playing field, our pharmacy benefits manager (PBM) introduced *Advantage90* in 2004 as a 90-day retail option. This is unusual for drugstores, where the model has long been 30-day supplies. But 90-day prescriptions for chronic conditions are convenient for the user and can save money for both the patient and plan. Any program that makes sense gains acceptance, and early *Advantage90* results are excellent – 81 insurance plans and employers have already signed up. The big story is cost – we've found that the maximum savings comes through offering both retail and mail 90-day supplies. The early adopters of *Advantage90*, who added the retail 90-day plan as an option to their existing mail benefit, have shown overall costs per dose 3 to 4 percent lower than those without the retail option. That translates to potential savings of $1.5 million annually for a company covering 100,000 employees and dependents.

**Is mail order taking business from retailers?**
*Rein:* Sure – mail service has become a strong competitor for all community pharmacies. If you look at what changed in the prescription drug channels in calendar 2003, the winners were Walgreens and mail. Our 11.2 percent growth in prescriptions dispensed outpaced the 8 percent increase shown by *all* of mail service. Yes, mail will continue to gain share, and so will Walgreens, through both existing and new stores.

**Will Congress legalize drug reimportation?**
*Bernauer:* Despite an abundance of political posturing, most elected officials admit that reimportation is at very best no more than a short-term fix for high drug prices. And there are legitimate safety concerns, especially as importation spreads to many countries. Short-term, we're confident that pharmaceutical companies will follow Pfizer's example by stepping up to provide strong discounts for uninsured patients. The long-term solution is global change such as the FDA has called for – more equitable sharing of costs among developed nations.

**What worries you?**
*Rein:* I'm always thinking about ways to strengthen our pipeline of store managers. With our expansion, a top-notch bullpen is critical. Right now, the average manager has 12.5 years with Walgreens. To keep that edge, we're investing heavily in recruiting and training. We also encourage managers to give people more responsibility and accountability. As a young assistant, I remember my manager handing me 10 pages of inventory sheets to manage – great preparation for when I got my own store.

**WALGREENS STORE GROWTH**

*Drugstores at August 31*


5000
4250
3500
2750
2000
95
96
97
98
99
00
01
02
03
04

**What will Walgreens look like in 10 years?**

*Rein:* We'll have more stores in more cities with more market share. Our opportunity and stability will continue to attract top talent. We'll have lots of competition, some of it new. And we will have evolved more and more into what I like to call the "preservation" business. As we baby boomers age, I see our desires changing from acquiring "stuff" to staying healthy and finding solutions that make life easier and more enjoyable.

The most important preservation we want is physical. We seem to believe we have the *right* not to age – we want to feel and look 10 to 15 years younger than what it says on our driver's license. Convenient drugstores will be at the center of preservation retailing for years to come – from prescriptions that conquer once-debilitating health conditions … to anti-aging creams, exercise equipment and healthy snacks.

We'd like to recognize – and thank – our general counsel, Julian Oettinger, who will retire in January. Throughout his 37-year career, Julian has held Walgreens to the highest code of ethics, serving us, our customers and our shareholders exceedingly well. He will be succeeded by Dana Green, currently senior vice president of Human Resources. Her depth of legal knowledge and 30 years of experience at Walgreens will be a tremendous asset.

Julian and Dana are just two of a top-quality team that strives to provide the best drugstore service in America. Walgreens is an old company under constant renewal. We believe there's more innovation going on here today than at any point in our 103-year history. While our business is filled with repetitive and common tasks, we agree with educator Booker T. Washington, who once said, *"Excellence is to do a common thing in an uncommon way."* We'd just add … to do it over and over and over again.

As always, thank you for believing in Walgreens. We see nothing but opportunity in the years ahead – for our customers, our employees and our shareholders. Whether you've owned WAG for decades or days, we hope this report gives you a clear view of where we're heading. Your feedback is valuable – please feel free to contact us. And, above all – keep on shopping!

David W. Bernauer

*Chairman and Chief Executive Officer*

Jeffrey A. Rein

*President and Chief Operating Officer*

*"When I was looking for a Medicare drug card, I knew I could trust Walgreens."*



**John Ducato, Sedona, Arizona**

John Ducato, a retired banker in Sedona, Arizona, was flooded with publicity when the new Medicare-approved drug discount cards were introduced last spring. "I read all the brochures from the various providers, but wasn't convinced that one plan was any better than another," says Ducato. "So I dumped the literature and went to see my friend, Jay Roberts, who's the pharmacy manager at my local Walgreens. After Jay explained the options, I decided the Walgreen card was right for me. Now, it's saving me up to 40 percent on certain prescriptions."

## "The Pharmacy America Trusts" educates the community

Right now, one in eight Americans is over the age of 65. By 2020, that number will climb to one in six, all part of the tsunami age-wave of people over 50, representing the fastest growing segment of the U.S. population. In the long term, prescription growth will be fueled by these aging baby boomers and new drug development, and will help control overall healthcare costs.

A recent market study by Sold On Seniors, Inc. reports: "Until seniors feel they can trust you, they will not buy from you at any price." At Walgreens, we continue to educate patients about our pharmacy services and raise their level of trust.

Since we introduced our Walgreens Health Initiatives Medicare-approved drug discount card last spring, more than 140,000 seniors have signed up for our program, and users are saving an average of 27 percent per prescription. Getting this group on board was the result of efforts to educate the vast majority of patients who say they have trouble understanding the new cards.

The first place people turn for help in sorting out prescription programs is their neighborhood pharmacy. Through internal education, we make sure our pharmacists can guide seniors through the Medicare card process. We also have a grassroots army of about 500 employees who give presentations at local senior centers. And our new partnership with the American Library Association helps us bring Medicare information to the public through 16,000 libraries nationwide.

Our educational services reach out to those *under* 65, too. People of all ages can access Mayo Clinic Health Information on Walgreens.com, which includes articles on disease states, healthy living and self-care. We also air "Walgreens Health Corner" on WGN-TV in Chicago and nationally on the WGN Superstation. This program, available to 56 million families each week, probes topics such as heart disease, healthy eating and flu prevention.


be well
informed
@your library®

**AMERICAN LIBRARY ASSOCIATION AND WALGREENS**

We've formed a partnership with the American Library Association to promote libraries and pharmacists as sources for accurate healthcare information. Through a program called "Be Well Informed @ Your Library," we've provided Walgreen-sponsored brochures about the Medicare-approved drug discount cards, which include our Walgreens Health Initiatives card, to every library in the country. As part of this agreement, Walgreen pharmacists are conducting health seminars throughout the year at libraries in 10 select markets.

**BOOMERS FUEL Rx GROWTH**

*U.S. prescription sales*
*In billions of dollars*


500
400
300
200
100
2003
2012

*Source: Centers for Medicare and Medicaid Services*



Service clerk Carolyn Cameron in Milwaukee, Wisconsin, joined Walgreens 41 years ago when we still operated restaurants. She bused tables at first, but also ran a cosmetics department for several years and then worked as a bookkeeper.

"Walgreens has had good employee benefits as far back as I can remember," she says. "We're successful, but it's not just about money. Respect for customers is also important. I treat my customers like family – I want to see them get the best deals and come back to visit often."

## It's hard to resist old-fashioned service in a brand-new store

In the world of retail, good, old-fashioned service can turn a friend into a lover – or a sometime shopper into a Walgreen regular. That's why we continue to expand our long list of convenient services, including drive-thru pharmacy, automatic refills and 24/7 hours. We are now open round-the-clock at 1,351 stores, more than all drugstore competitors combined. And with an average store age of just five years, most customers are enjoying these services in fresh, up-to-date shopping environments.

To take advantage of the rapid rise in digital camera use, which is forecasted to jump 40 percent in calendar 2004, we now offer digital service chainwide. Digital photofinishing contributed significantly to our gross profit margin increase for general merchandise last year.

In the pharmacy, we offer ExpressPay, a system that automatically charges a patient's credit card at pickup. We're also the only pharmacy that can complete a drug utilization review at any location, print prescription labels in 14 languages, offer large-type drug information for visually impaired customers and e-mail patients when their prescriptions are ready. With our safety net of services, we can also access a patient's prescription at any location, whether ordered in a store, through our mail service or on our Web site.

We were the first chain pharmacy retailer in the country to launch a comprehensive Medicare Part B program for the estimated 5.6 million seniors with diabetes. This allows patients to obtain their testing supplies easily in our stores and leave the Medicare billing to us. We filled approximately 600,000 Medicare Part B prescriptions in fiscal 2004. Nearly 80,000 were for patients new to Walgreens.

### MANAGEMENT PIPELINE

*Average years of service*

| | |
|---|---|
| Store managers | **12.5** |
| District managers | **20.8** |
| Store Operations VPs | **27.8** |

We're a 103-year-old company with an average store age of just five years. Double that (plus!) and you have the average Walgreen experience of store managers – 12.5 years.

*"I send forty to fifty guests a day across the street to your store."*



**Hotel doorman La'Ban Wade, San Francisco, California**

La'Ban Wade, doorman for the Sir Francis Drake Hotel in downtown San Francisco, specializes in directions and suggestions for tourists. When hotel guests want to buy film, postcards, bottled water or aspirin, Wade sends them to our new store across the street. "I grew up with a Walgreens in my neighborhood," says Wade. "So when a new store went up on this corner, I knew our guests would get good service there."

*"Your store fits our neighborhood and it feels safe."*



**Pilar Coral with Miguel and Nicolas Coral, Cypress, Texas**

When Pilar Coral of Cypress, Texas, shops at Walgreens, she focuses on the pharmacy and cosmetics, while her sons zero in on toys and treats. "I love bringing my family to Walgreens," she says. "It's clean, safe, convenient and Miguel and Nicolas always have a ball." *In communities across America, we build stores that suit neighborhoods with features families want – bright lights, wide aisles and close parking.*

## We're the clean, safe, well-lit place to shop across America

"The bumblebee of American business" was how a *Chicago Sun-Times* business columnist described our ability to fly in the face of megastores' attempts to kill the friendly corner drugstore. And we're building more corner locations – 436 new stores in 2004, an estimated 450 in 2005 ... and climbing.

Our net gain last year, after closings and relocations, was 355. That will rise to approximately 365 in 2005, and we are targeting 400 in 2006. Our site approval pipeline is strong, and we anticipate no problem meeting our goal of 7,000 stores by 2010. Walgreen stores are primarily organically grown, avoiding the sting of weak locations inherited through acquisition.

Today, 55 million people live within a mile of a Walgreen store, and a billion Americans drive past our high-traffic corners every week. Because focus groups tell us the maximum distance people want to travel to our stores is two miles – and much less in dense city neighborhoods – we see significant opportunities for continued expansion in both new and existing markets.

Every 19 hours, a new Walgreens is opening – all on carefully selected sites. Convenience is central to our success, and to our customers that means freestanding stores at major intersections, drive-thru pharmacies and ample parking that's safe, secure and a short walk to the store's entrance.

In big cities, pedestrian traffic is as important as car traffic. We serve 48 of the 50 largest metropolitan areas and have a long history of commitment to urban communities. Currently, 15 percent of our stores are located in economically depressed areas.



This Brandon, Florida, Walgreens is one of more than 4,500 stores we operate in the neighborhoods of 143 million Americans. We now have 630 stores in Florida, one of our fastest growing states.

### A DECADE OF TRANSITION

| | 2004 | 1994 |
|---|---|---|
| Total stores | **4,582** | 1,968 |
| Freestanding stores | **3,754** | 459 |
| 24-hour stores | **1,351** | 302 |
| 1-hour photo stores | **4,511** | 35 |
| Drive-thru pharmacies | **3,682** | 253 |

### WALGREENS FASTEST GROWING STATES

*Number of stores*

| | 2004 | 1999 |
|---|---|---|
| Florida | **630** | 442 |
| California | **381** | 212 |
| Texas | **471** | 304 |
| Illinois | **471** | 371 |
| Georgia | **83** | 0 |


Welcome to
Walgreens
Sudden cardiac arrest
Shop Our Store Online
Online Specials
$199.99
$24.99
$47.99
$99.99

Pharmacy patients ordered more than 8.2 million prescriptions through Walgreens.com in fiscal 2004. Our Web site also helps users manage healthcare needs. Once registered, they have the freedom and security to print prescription records, update their health history, check for drug interactions, maintain immunization records and access Mayo Clinic Health Information.

Walgreens.com orders for non-prescription products, including home care items such as wheelchairs and exercise equipment, increased more than 50 percent in 2004.

## Pharmacy or mail order?
## We give managed care patients a choice

Forcing people to use mail order pharmacies is the Berlin Wall of the pharmacy benefits industry – and our message is "tear it down." Everyone should have the choice to fill prescriptions in their neighborhood pharmacies or by mail. That's why Walgreens Health Initiatives, our PBM (pharmacy benefits manager), introduced a 90-day retail option called *Advantage90* in 2004.

With this program, people can purchase a three-month supply of maintenance drugs, such as blood pressure or high cholesterol medications, at drugstores for a co-pay comparable to mail order. Since the introduction of *Advantage90* last winter, 81 plans, including progressive and cost-conscious clients like Southwest Airlines, have opted for *Advantage90*, giving a total of 714,000 members a choice of retail or mail.

*Advantage90* is in line with results of a recent survey by Wirthlin Worldwide for the National Association of Chain Drug Stores. Almost 75 percent of respondents opposed mandatory mail-order benefit plans. Their reasons ranged from wanting to consult with local pharmacists, to finding community pharmacy more convenient, to simply wanting a choice.

Ninety-day prescriptions at retail is one of many innovative Walgreen options. Through Walgreens.com or its Spanish counterpart, WalgreensEspañol.com, customers can order prescriptions or other healthcare products wherever they have Internet access. In fiscal 2004, we received 8.2 million prescription requests online, a 21 percent increase over 2003.

Yet, 98 percent of our online refills are picked up at our stores rather than being mailed home – a testament to our patients' desire to maintain contact with their local pharmacist. Other Walgreen services include home care support, such as respiratory care, and specialty pharmacy assistance for patients with chronic conditions.

### PRESCRIPTIONS ONLINE
*Requests received by Walgreens.com*
*In millions*


8.75
7.00
5.25
3.50
1.75
00
01
02
03
04

*"Your 90-day retail prescription plan lets our employees get refills at their neighborhood pharmacy."*


BOOK

**Mel Stasinski, Director of Benefits Administration, NiSource Inc., Merrillville, Indiana**

Mel Stasinski oversees pharmacy benefits for the 8,600 employees of NiSource, a natural gas and electric company headquartered in northwest Indiana. Walgreens Health Initiatives manages their plan. In 2002, NiSource pioneered the introduction of our 90-day retail prescription service to their employees as an alternative to 90-day mail order service. "People like choices in everything they buy," says Stasinski. "Some prefer to pick up prescriptions in person. Others are more comfortable ordering through the mail. The Walgreen plan lets us do both."

## “*My Walgreens has my cosmetics.*”



**Sally Britton, Boca Raton, Florida**

Sally Britton of Boca Raton, Florida, first explored Walgreens cosmetic aisles for hot new items as a teenager. Now, as a young professional who recruits nurses for a healthcare provider, she's still a loyal customer who often shops with her colleagues during lunch. “Walgreens is my store of choice for items like nail polish, mascara and shampoo,” she says. “I'm always impressed with the large makeup selection and lower prices for the same products you could buy at a department store.”

## We respond to customer needs store by store

There's no such thing as an average Walgreen customer. Age, income, lifestyle and ethnicity are just a few of the factors that differentiate the four million people who shop our stores daily. Our objective is to target each store's merchandise selection to the needs of its individual trade area. We want everyone to have a store they call "my Walgreens."

In cosmetics, for example, one store might carry a special Hispanic makeup line, while just a few blocks away, another features a trendy teenage product or a European beauty line – all contributing to our market share climb.

Customers also rely on our consumables department – food, drinks, snacks and candy – for a strong selection with some surprises. In certain markets we sell fresh produce, prepared sandwiches and sushi. A recent A.C. Nielsen price survey of the top 50 grocery products found drugstores to be priced almost 6 percent lower than traditional grocery stores and comparable to supercenters.

While merchandising varies subtly from store to store, there is also power in the consistency of Walgreens. We're a security blanket for people at home and far from home. That's part of our brand, and it builds market share. Last fiscal year, we gained market share against all food, drug and mass merchandise competitors in 59 of our top 60 core categories.

To get the right products at the right prices to the right stores at the right time, we depend on advanced distribution, inventory, merchandising and pricing systems. Last year, our employees poured more than one million hours into technology development, nearly double what we invested just two years ago.

We've opened four distribution centers in the past three years, the most recent in Moreno Valley, California. These centers are over 20 percent more productive than our older model. And in July, we broke ground in South Carolina for the first of our new generation of distribution centers. Scheduled to open in 2007, this center should provide at least another 20 percent productivity jump.



Chelsea and Ciara Richter of Council Bluffs, Iowa, dropped by our Sedona, Arizona, photo counter while visiting their family's desert vacation home. The Richters use Walgreens as a one-stop shopping source in both states for everything from prescriptions to school supplies.

### OUTSELLING THE COMPETITION

*Sales trends for Walgreens top 60 categories*
*In percent*


16
12
8
4
0
FOOD DRUG MASS WAG

Chart compares Walgreens sales trends to grocery stores (food), all drugstores excluding Walgreens (drug) and discounters (mass) for 52 weeks ending August 7, 2004.

*Source: A.C. Nielsen*



Last spring, pharmacy manager Chuck Inman in Memphis, Tennessee, led a team of Walgreen employees on a 150-mile bike ride to fund multiple sclerosis (MS) research. "Every day, I fill prescriptions for patients with MS," says Inman. "And now I feel good about helping them out even more by contributing to a cure."

## Community outreach translates into increased customer loyalty

Efficient service is our mantra, and nowhere is this more evident than in our pharmacies. For example, to better serve the 18 percent of the U.S. population whose first language is not English, we now print prescription labels in 13 other languages – Arabic, Chinese, French, German, Italian, Japanese, Korean, Polish, Portuguese, Russian, Spanish, Tagalog (a Filipino language) and Vietnamese. In fiscal 2004, nearly three million people requested translated labels at our pharmacies.

Another exclusive Walgreens service assists the 16.5 million adult Americans who have trouble reading small print. Our pharmacies can now print prescription directions and drug information in large type in both English and Spanish.

Outside our stores, thousands of Walgreen employees volunteered at local events last year. Their work ranged from organizing a health fair in Alabama, to sponsoring an 84-foot Hispanic pride mural in California, to teaching preschoolers the basics of poison prevention in New Jersey.

We also helped communities pick up the pieces throughout the Southeast's devastating 2004 hurricane season. Although several stores sustained damage, most opened within hours of the onslaught and almost all were operating within a day. We also donated thousands of cases of bottled water, bags of ice and other necessities to residents. Customers repaid us with loyalty – creating double-digit sales increases over last year in Alabama and Florida in the month after the storms.

Our favorite hurricane story comes from a *London Mirror* reporter hunkered down in Florida at the height of Hurricane Charley. "Local chemist Walgreens was the last shop in town open," he reported. Then he added this quote from a local DJ: "Good old Walgreens … At the end of the world, Walgreens will be open for another hour." Amen …

RAISING DOLLARS FOR CHARITY

*Funds collected for: American Cancer Society, American Heart Association and Juvenile Diabetes Research Foundation*
*In millions of dollars*



7.5
6.0
4.5
3.0
1.5
00
01
02
03
04

*"I call it my Russian Walgreens."*


ДОБ
ПОЖАЛО
МЫ ГОВО
ПО-РУСС

**Tatyana Lagun with pharmacist Elena Vinarsky, West Hartford, Connecticut**

Tatyana Lagun has been a pharmacy customer at Walgreens since 1994, when she emigrated from Belarus, a republic of the former USSR. Now, she drops by our pharmacy in West Hartford, Connecticut, to pick up prescriptions from her friend, pharmacist Elena Vinarsky, who is originally from the Ukraine. "This store really makes an effort to reach out to our town's large Russian population," says Lagun. "Patients can request Russian prescription labels, read translated signs in the store and find employees who speak the language."

# Eleven-Year Summary of Selected Consolidated Financial Data

*Walgreen Co. and Subsidiaries (Dollars in Millions, except per share data)*

| FISCAL YEAR | | **2004** | 2003 | 2002 |
|---|---|---|---|---|
| **Net Sales** | | **$37,508.2** | $32,505.4 | $28,681.1 |
| **Costs and Deductions** | Cost of sales | **27,310.4** | 23,706.2 | 21,076.1 |
| | Selling, occupancy and administration | **8,055.1** | 6,950.9 | 5,980.8 |
| | Other income *(1)* | **33.6** | 40.4 | 13.1 |
| | Total Costs and Deductions | **35,331.9** | 30,616.7 | 27,043.8 |
| **Earnings** | Earnings before income tax provision and cumulative effect of accounting changes | **2,176.3** | 1,888.7 | 1,637.3 |
| | Income tax provision | **816.1** | 713.0 | 618.1 |
| | Earnings before cumulative effect of accounting changes | **1,360.2** | 1,175.7 | 1,019.2 |
| | Cumulative effect of accounting changes *(2)* | **—** | — | — |
| | Net Earnings | **$ 1,360.2** | $ 1,175.7 | $ 1,019.2 |
| **Per Common Share *(3)*** | Net earnings *(2)* | | | |
| | Basic | **$ 1.33** | $ 1.15 | $ 1.00 |
| | Diluted | **1.32** | 1.14 | .99 |
| | Dividends declared | **.18** | .16 | .15 |
| | Book value | **8.04** | 7.02 | 6.08 |
| **Non-Current Liabilities** | Long-term debt | **$ 12.4** | $ 9.4 | $ 11.2 |
| | Deferred income taxes | **327.6** | 228.0 | 176.5 |
| | Other non-current liabilities | **696.2** | 552.3 | 505.7 |
| **Assets and Equity** | Total assets *(4)* | **$13,342.1** | $11,656.8 | $10,117.2 |
| | Shareholders' equity | **8,228.0** | 7,195.7 | 6,230.2 |
| | Return on average shareholders' equity | **17.6%** | 17.5% | 17.8% |
| **Drugstore Units** | Year-end: Units *(5)* | **4,582** | 4,227 | 3,883 |

*(1) Fiscal 2004, 2003, 2002, 2001 and 2000 include pre-tax income of $16.3 million ($.010 per share), $29.6 million ($.018 per share), $6.2 million ($.004 per share), $22.1 million ($.013 per share) and $33.5 million ($.021 per share), respectively, from the receipts of the company's portion of litigation settlements. Fiscal 1998 includes a pre-tax gain of $37.4 million ($.023 per share) from the sale of the company's long-term care pharmacy business.*

*(2) Fiscal 1998 includes an after-tax $26.4 million ($.03 per share) charge from the cumulative effect of accounting change for system development costs.*

*(3) Per share data have been adjusted for two-for-one stock splits in 1999, 1997 and 1995.*

*(4) Certain amounts for fiscal 2003, 2002 and 2001 have been reclassified to be consistent with the fiscal 2004 presentation.*

*(5) Units include mail service facilities.*

| 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 |
|---|---|---|---|---|---|---|---|
| $24,623.0 | $21,206.9 | $17,838.8 | $15,306.6 | $13,363.0 | $11,778.4 | $10,395.1 | $9,235.0 |
| 18,048.9 | 15,465.9 | 12,978.6 | 11,139.4 | 9,681.8 | 8,514.9 | 7,482.3 | 6,614.4 |
| 5,175.8 | 4,516.9 | 3,844.8 | 3,332.0 | 2,972.5 | 2,659.5 | 2,392.7 | 2,164.9 |
| 24.4 | 39.2 | 11.9 | 41.9 | 3.9 | 2.9 | 3.6 | 2.7 |
| 23,200.3 | 19,943.6 | 16,811.5 | 14,429.5 | 12,650.4 | 11,171.5 | 9,871.4 | 8,776.6 |
| 1,422.7 | 1,263.3 | 1,027.3 | 877.1 | 712.6 | 606.9 | 523.7 | 458.4 |
| 537.1 | 486.4 | 403.2 | 339.9 | 276.1 | 235.2 | 202.9 | 176.5 |
| 885.6 | 776.9 | 624.1 | 537.2 | 436.5 | 371.7 | 320.8 | 281.9 |
| — | — | — | (26.4) | — | — | — | — |
| $ 885.6 | $ 776.9 | $ 624.1 | $ 510.8 | $ 436.5 | $ 371.7 | $ 320.8 | $ 281.9 |
| $ .87 | $ .77 | $ .62 | $ .51 | $ .44 | $ .38 | $ .33 | $ .29 |
| .86 | .76 | .62 | .51 | .44 | .37 | .32 | .29 |
| .14 | .14 | .13 | .13 | .12 | .11 | .11 | .09 |
| 5.11 | 4.19 | 3.47 | 2.86 | 2.40 | 2.08 | 1.82 | 1.60 |
| $ 20.8 | $ 18.2 | $ 18.0 | $ 13.6 | $ 3.3 | $ 3.4 | $ 2.4 | $ 1.8 |
| 137.0 | 101.6 | 74.8 | 89.1 | 112.8 | 145.2 | 142.3 | 137.7 |
| 457.2 | 446.2 | 405.8 | 369.9 | 279.2 | 259.9 | 237.6 | 213.8 |
| $ 9,042.3 | $ 7,103.7 | $ 5,906.7 | $ 4,901.6 | $ 4,207.1 | $ 3,633.6 | $ 3,252.6 | $2,872.8 |
| 5,207.2 | 4,234.0 | 3,484.3 | 2,848.9 | 2,373.3 | 2,043.1 | 1,792.6 | 1,573.6 |
| 18.8% | 20.1% | 19.7% | 19.6% | 19.8% | 19.4% | 19.1% | 19.1% |
| 3,520 | 3,165 | 2,821 | 2,549 | 2,358 | 2,193 | 2,085 | 1,968 |

# Management's Discussion and Analysis of Results of Operations and Financial Condition

**Introduction**

Walgreens is engaged in the retail sale of prescription and non-prescription drugs and general merchandise. General merchandise includes, among other things, *cosmetics, toiletries, household items, food, beverages and photofinishing.* Customers can have prescriptions filled at the drugstore counter, as well as through the mail, by telephone, and on the Internet. The total number of drugstores (including three mail service facilities) at August 31, 2004, was 4,582 located in 44 states and Puerto Rico.

The drugstore industry is highly competitive. In addition to other drugstore chains, independent drugstores, mail order prescription providers and Internet pharmacies, we also compete with various other retailers including grocery stores, mass merchants and dollar stores.

The long-term outlook for prescription sales is strong due in part to the aging population, as well as the continued development of innovative drugs that improve quality of life and control healthcare costs. Although the effect of the new Medicare prescription drug legislation on retail pharmacy is difficult to fully ascertain at this time, we are experiencing additional prescription sales as a result of the new senior discount cards; however, gross margin rates on these sales are lower. As an efficient provider, we feel we are positioned well for these industry developments. We continue with expansion into new markets and increased penetration in existing markets. We believe we are well staffed with pharmacists for both current demands and future growth, with only select market needs.

**Operating Statistics**

| | Percentage Increases | | |
|---|---|---|---|
| Fiscal Year | **2004** | 2003 | 2002 |
| Net Sales | **15.4** | 13.3 | 16.5 |
| Net Earnings | **15.7** | 15.4 | 15.1 |
| Comparable Drugstore Sales | **10.9** | 8.6 | 10.5 |
| Prescription Sales | **17.8** | 17.4 | 21.2 |
| Comparable Drugstore Prescription Sales | **14.0** | 13.2 | 16.3 |
| Front-End Sales | **11.7** | 7.5 | 10.1 |
| Comparable Front-End Sales | **6.1** | 2.0 | 3.0 |
| | Percent to Sales | | |
| Fiscal Year | **2004** | 2003 | 2002 |
| Gross Margin | **27.2** | 27.1 | 26.5 |
| Selling, Occupancy & Administration Expenses | **21.5** | 21.4 | 20.9 |
| | Other Statistics | | |
| Fiscal Year | **2004** | 2003 | 2002 |
| Prescription Sales as a % of Net Sales | **63.2** | 62.0 | 59.8 |
| Third Party Sales as a % of Drugstore Prescription Sales | **91.7** | 90.6 | 89.8 |
| Total Number of Stores | **4,582** | 4,227 | 3,883 |

**Results of Operations**

Fiscal 2004 was the 30th consecutive year of record sales and earnings. Net earnings were $1.360 billion, or $1.32 per share (diluted), an increase of 15.7% from last year's earnings of $1.176 billion, or $1.14 per share (diluted). Net earnings increases resulted from improved sales and gross profit ratios partially offset by higher expense ratios. Included in this year's results was a $16.3 million pre-tax gain ($.010 per share) from the receipt of litigation settlements. Last year's results included $29.6 million ($.018 per share) of comparable receipts. Excluding these gains, fiscal year earnings rose 16.7%.

Net sales increased by 15.4% to $37.5 billion in fiscal 2004 compared to increases of 13.3% in 2003 and 16.5% in 2002. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Sales in comparable drugstores (those open at least one year) were up 10.9% in 2004, 8.6% in 2003 and 10.5% in 2002. The company operated 4,582 drugstores as of August 31, 2004, compared to 4,227 as of August 31, 2003, and 3,883 at August 31, 2002.

Prescription sales increased 17.8% in 2004, 17.4% in 2003 and 21.2% in 2002. Comparable drugstore prescription sales were up 14.0% in 2004, 13.2% in 2003 and 16.3% in 2002. Prescription sales were 63.2% of total sales for fiscal 2004 compared to 62.0% in 2003 and 59.8% in 2002. The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced prescription sales by 1.2% for fiscal 2004, 2.1% for 2003 and 1.5% for 2002. The shift of Prilosec in September 2003 to over-the-counter status and its related effect on Omeprazole (generic Prilosec) also reduced prescription sales. Similarly, the shift of Claritin in December 2002 from prescription to over-the-counter status reduced prescription sales. Third party sales, where reimbursement is received from managed care organizations as well as government and private insurance, were 91.7% of pharmacy sales in 2004, 90.6% in 2003 and 89.8% in 2002.

Non-prescription (front-end) sales increased 11.7% in 2004, 7.5% in 2003 and 10.1% in 2002, primarily driven by improved customer counts. Front-end sales were 36.5% of total sales in fiscal 2004, 37.8% in 2003 and 39.8% in 2002.

Gross margins as a percent of total sales were 27.2% in 2004, 27.1% in 2003 and 26.5% in 2002. Both prescription and front-end margins increased in fiscal 2004. Prescription margins increased primarily because of higher generic drug utilization. Partially offsetting these increases was the shift in sales mix toward prescriptions, which carry a lower margin than front-end merchandise. In addition, third party sales, which typically have lower profit margins than cash prescriptions, continue to become a larger portion of prescription sales. Non-prescription margins increased due to our sales mix moving to higher margin categories, especially digital film processing. Contributing to the fiscal 2003 increase was the shift in vendor allowances from advertising to cost of sales. As of January 2003, we adopted Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." The impact of EITF Issue No. 02-16 in fiscal 2003 resulted in an increase to advertising costs of $75.0 million (.23% of total sales), a reduction to cost of sales of $56.2 million (.17% of total sales), and a reduction to pre-tax earnings and inventory of $18.8 million.

We use the last-in, first-out (LIFO) method of inventory valuation. The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix. The effective LIFO inflation rates were .14% in 2004, .84% in 2003 and 1.42% in 2002, which resulted in charges to cost of sales of $6.7 million in 2004, $36.2 million in 2003 and $55.9 million in 2002. Inflation on prescription inventory was .7% in 2004, 3.8% in 2003 and 4.3% in 2002. In all three fiscal years, we experienced some deflation in non-prescription inventories.

Selling, occupancy and administration expenses were 21.5% of sales in fiscal 2004, 21.4% in fiscal 2003 and 20.9% in fiscal 2002. The increase in fiscal 2004, as a percent to sales, was caused by higher advertising costs as well as costs associated with our ongoing conversion from analog to digital photo labs. Lower sales as a result of new generic drugs also increased expense ratios in 2004 and 2003. In addition, fiscal 2003 was affected by the shift in vendor allowances from advertising to cost of sales, as well as higher store salaries and occupancy as a percent to sales.

Interest income increased in 2004 principally due to higher investment levels. Average net investment levels were approximately $1.281 billion in 2004, $631 million in 2003 and $162 million in 2002.

The effective income tax rate was 37.5% for fiscal 2004 and 37.75% for both 2003 and 2002.

### Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from these judgments and estimates would not have a material impact on the consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. Some of the more significant estimates include liability for closed locations, liability for insurance claims, vendor allowances, allowance for doubtful accounts and cost of sales. We use the following techniques to determine estimates:

*Liability for closed locations* – The present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.

*Liability for insurance claims* – Provisions for these losses are recorded based upon estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

*Vendor allowances* – Vendor allowances are principally received as a result of purchase levels, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, occupancy and administration expense to the extent of advertising incurred, with the excess treated as a reduction of inventory costs.

*Allowance for doubtful accounts* – Based on both specific receivables and historic write-off percentages.

*Cost of sales* – Primarily derived based upon point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories.

### Liquidity and Capital Resources

Cash and cash equivalents were $1.696 billion at August 31, 2004, compared to $1.268 billion at August 31, 2003. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in top-tier money market funds, tax exempt bonds and commercial paper.

Net cash provided by operating activities was $1.653 billion in fiscal 2004 and $1.504 billion in fiscal 2003. The increase was due primarily to higher earnings, partially offset by higher accounts receivables that were affected by the timing of payment cycles. Our profitability is the principal source of funds for expansion and remodeling programs, dividends to shareholders, the stock repurchase program and various technological improvements.

**CAPITAL EXPENDITURES IN FISCAL YEAR 2005**

*We plan to spend approximately $1.5 billion*



Stores **47%**
Store Technology **26%**
Distribution **15%**
Other **12%**


Net cash used for investing activities was $923.1 million versus $702.2 million last year. Additions to property and equipment were $939.5 million compared to $795.1 million last year. There were 446 new or relocated stores, including seven home medical centers, three home infusion centers and two clinical pharmacies opened during the year. This compared to 439 last year, which included nine home medical centers and two clinical pharmacies. New stores are owned or leased. There were 46 owned locations opened during the year and 63 under construction at August 31, 2004, versus 54 owned and 43 under construction as of August 31, 2003. During the year, a new distribution center opened in Moreno Valley, California. Last year, a distribution center was opened in Perrysburg, Ohio.

Capital expenditures for fiscal 2005 are expected to be approximately $1.5 billion. We expect to open about 450 new stores in fiscal 2005, with a net increase of approximately 365 stores, and anticipate having a total of 7,000 drugstores by the year 2010. We are continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, expenditures are planned for technology and distribution centers. A new distribution center is planned for South Carolina with an anticipated opening date in 2007.

Net cash used for financing activities was $302.1 million compared to $222.1 million last year. On July 14, 2004, the Board of Directors announced a stock repurchase program of up to $1 billion, which we plan to execute over the next four years. During fiscal 2004 we purchased $21.9 million of company shares related to the stock repurchase program. An additional $277.3 million of shares were purchased to support the long-term needs of the employee stock plans, which compares to similar purchases of $149.2 million last year. This year we had proceeds related to employee stock plans of $145.1 million versus $82.0 million last year. There were no new borrowings or outstanding borrowings during either period. At August 31, 2004, we had a syndicated bank line of credit facility of $200 million to support our short-term commercial paper program.

**Contractual Obligations and Commitments**

The following table lists our contractual obligations and commitments at August 31, 2004 *(In Millions)*:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1-3 Years | 3-5 Years | Over 5 Years |
| Operating leases* | $21,692.7 | $1,279.8 | $2,606.1 | $2,425.3 | $15,381.5 |
| Purchase obligations: | | | | | |
| Open inventory purchase orders* | 770.0 | 770.0 | — | — | — |
| Real estate development* | 378.4 | 378.4 | — | — | — |
| Other corporate obligations* | 84.4 | 44.6 | 39.8 | — | — |
| Insurance | 353.3 | 130.2 | 119.0 | 68.7 | 35.4 |
| Retiree health & life | 204.5 | 7.1 | 14.6 | 19.2 | 163.6 |
| Closed location obligations | 77.6 | 19.4 | 28.1 | 16.8 | 13.3 |
| Long-term debt | 14.7 | 2.3 | 9.7 | 0.6 | 2.1 |
| Capital lease obligations | 36.0 | 2.0 | 2.0 | 2.0 | 30.0 |
| Other long-term liabilities reflected on the balance sheet | 199.9 | 16.6 | 19.4 | 23.8 | 140.1 |
| Total | $23,811.5 | $2,650.4 | $2,838.7 | $2,556.4 | $15,766.0 |

* *Not on balance sheet.*

**Off-Balance Sheet Arrangements**

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows *(In Millions)*:

| | |
|---|---|
| Inventory obligations | $ 77.2 |
| Real estate development | 1.6 |
| Insurance | 156.2 |
| Total | $235.0 |

We have no other off-balance sheet arrangements other than those disclosed on the previous Contractual Obligations and Commitments table.

Both on- and off-balance sheet financing are considered when targeting debt to equity ratios to balance the interest of equity and debt (real estate) investors. This balance allows us to lower our cost of capital while maintaining a prudent level of financial risk.

**Recent Accounting Pronouncements**

In November 2003, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-10, "Application of EITF Issue No. 02-16, 'Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor,' by Resellers to Sales Incentives Offered to Consumers by Manufacturers," which will be effective in fiscal year 2005. We are already in conformity with this new pronouncement; therefore, the implementation will not impact the financial statements.

In December 2003, the Financial Accounting Standards Board (FASB) revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits – an Amendment of FASB Statements No. 87, 88, and 106," to include additional disclosures. The interim disclosure requirements were presented in our fiscal year 2004 third quarter statements. The annual disclosure requirements are reflected in our fiscal 2004 annual financial statements. (See Note "Retirement Benefits" in the Notes to Consolidated Financial Statements.)

In May 2004, the FASB issued FSP FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvements and Modernization Act of 2003." This statement requires the company to disclose the effects of the Act and to assess the impact of the subsidy on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost in the first interim or annual period beginning after June 15, 2004. The effective date for the company is the quarter ending November 30, 2004. We are currently evaluating the impact of the Act on our postretirement benefit plan.

**Cautionary Note Regarding Forward-Looking Statements**

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties. Those risks and uncertainties include changes in economic conditions generally or in the markets served by the company; consumer preferences and spending patterns; changes in or the introduction of new state or federal legislation or regulations; the availability and cost of real estate and construction; competition; and risks associated with new business endeavors. Please see Walgreen Co.'s Form 10-K for the period ended August 31, 2004, for a discussion of certain other important factors as they relate to forward-looking statements. Actual results could differ materially.

# Consolidated Statements of Earnings and Shareholders' Equity

*Walgreen Co. and Subsidiaries for the Years Ended August 31, 2004, 2003 and 2002 (Dollars in Millions, except per share data)*

| EARNINGS | | 2004 | 2003 | 2002 |
|---|---|---|---|---|
| **Net Sales** | | **$37,508.2** | $32,505.4 | $28,681.1 |
| **Costs and Deductions** | Cost of sales | **27,310.4** | 23,706.2 | 21,076.1 |
| | Selling, occupancy and administration | **8,055.1** | 6,950.9 | 5,980.8 |
| | | **35,365.5** | 30,657.1 | 27,056.9 |
| **Other Income** | Interest income | **17.3** | 10.8 | 6.9 |
| | Other income | **16.3** | 29.6 | 6.2 |
| | | **33.6** | 40.4 | 13.1 |
| **Earnings** | Earnings before income tax provision | **2,176.3** | 1,888.7 | 1,637.3 |
| | Income tax provision | **816.1** | 713.0 | 618.1 |
| | Net Earnings | **$ 1,360.2** | $ 1,175.7 | $ 1,019.2 |
| **Net Earnings per Common Share** | Basic | **$ 1.33** | $ 1.15 | $ 1.00 |
| | Diluted | **1.32** | 1.14 | .99 |
| | Average shares outstanding | **1,024,512,865** | 1,024,908,276 | 1,022,554,460 |
| | Dilutive effect of stock options | **7,285,553** | 6,672,051 | 9,716,486 |
| | Average shares outstanding assuming dilution | **1,031,798,418** | 1,031,580,327 | 1,032,270,946 |

| SHAREHOLDERS' EQUITY | Common Stock Shares | Common Stock Amount | Paid-in Capital | Retained Earnings | Common Stock in Treasury |
|---|---|---|---|---|---|
| Balance, August 31, 2001 | 1,019,425,052 | $ 79.6 | $ 596.7 | $ 4,530.9 | $ — |
| Net earnings | — | — | — | 1,019.2 | — |
| Cash dividends declared ($.145 per share) | — | — | — | (148.4) | — |
| Employee stock purchase and option plans | 5,483,224 | .5 | 151.7 | — | — |
| Balance, August 31, 2002 | 1,024,908,276 | 80.1 | 748.4 | 5,401.7 | — |
| Net earnings | — | — | — | 1,175.7 | — |
| Cash dividends declared ($.155625 per share) | — | — | — | (159.6) | — |
| Employee stock purchase and option plans | — | — | (50.6) | — | — |
| Balance, August 31, 2003 | 1,024,908,276 | 80.1 | 697.8 | 6,417.8 | — |
| Net earnings | — | — | — | **1,360.2** | — |
| Cash dividends declared ($.181875 per share) | — | — | — | **(186.4)** | — |
| Treasury stock purchases | **(8,518,500)** | — | — | — | **(299.2)** |
| Employee stock purchase and option plans | **6,902,961** | — | **(65.2)** | — | **222.9** |
| Balance, August 31, 2004 | **1,023,292,737** | **$80.1** | **$632.6** | **$7,591.6** | **$ (76.3)** |

*The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.*

# Consolidated Balance Sheets

*Walgreen Co. and Subsidiaries at August 31, 2004 and 2003 (Dollars in Millions)*

| **ASSETS** | | **2004** | 2003 |
|---|---|---|---|
| **Current Assets** | Cash and cash equivalents | **$ 1,695.5** | $ 1,268.0 |
| | Accounts receivable, net | **1,169.1** | 1,017.8 |
| | Inventories | **4,738.6** | 4,202.7 |
| | Other current assets | **161.2** | 120.5 |
| | Total Current Assets | **7,764.4** | 6,609.0 |
| **Non-Current Assets** | Property and equipment, at cost, less accumulated depreciation and amortization | **5,446.4** | 4,940.0 |
| | Other non-current assets | **131.3** | 107.8 |
| | Total Assets | **$13,342.1** | $11,656.8 |

| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
|---|---|---|---|
| **Current Liabilities** | Trade accounts payable | **$ 2,641.5** | $ 2,407.8 |
| | Accrued expenses and other liabilities | **1,370.5** | 1,157.8 |
| | Income taxes | **65.9** | 105.8 |
| | Total Current Liabilities | **4,077.9** | 3,671.4 |
| **Non-Current Liabilities** | Deferred income taxes | **327.6** | 228.0 |
| | Other non-current liabilities | **708.6** | 561.7 |
| | Total Non-Current Liabilities | **1,036.2** | 789.7 |
| **Shareholders' Equity** | Preferred stock, $.0625 par value; authorized 32 million shares; none issued | **—** | — |
| | Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,025,400,000 in 2004 and 1,024,908,276 in 2003 | **80.1** | 80.1 |
| | Paid-in capital | **632.6** | 697.8 |
| | Retained earnings | **7,591.6** | 6,417.8 |
| | Treasury stock at cost, 2,107,263 shares in 2004 | **(76.3)** | — |
| | Total Shareholders' Equity | **8,228.0** | 7,195.7 |
| | Total Liabilities and Shareholders' Equity | **$13,342.1** | $11,656.8 |

*The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.*

# Consolidated Statements of Cash Flows

*Walgreen Co. and Subsidiaries for the Years Ended August 31, 2004, 2003 and 2002 (In Millions)*

| | | **2004** | 2003 | 2002 |
|---|---|---|---|---|
| **Cash Flows from Operating Activities** | Net earnings | **$1,360.2** | $1,175.7 | $1,019.2 |
| | Adjustments to reconcile net earnings to net cash provided by operating activities – | | | |
| | Depreciation and amortization | **403.1** | 346.1 | 307.3 |
| | Deferred income taxes | **72.2** | 58.9 | 22.9 |
| | Income tax savings from employee stock plans | **50.3** | 24.4 | 56.8 |
| | Other | **30.9** | 29.2 | (8.6) |
| | Changes in operating assets and liabilities – | | | |
| | Inventories | **(536.0)** | (557.5) | (162.8) |
| | Trade accounts payable | **233.7** | 294.7 | 253.8 |
| | Accounts receivable, net | **(171.6)** | (56.7) | (170.6) |
| | Accrued expenses and other liabilities | **207.6** | 136.0 | 140.7 |
| | Income taxes | **(39.9)** | 4.9 | 14.3 |
| | Other | **42.2** | 48.3 | 30.7 |
| | Net cash provided by operating activities | **1,652.7** | 1,504.0 | 1,503.7 |
| **Cash Flows from Investing Activities** | Additions to property and equipment | **(939.5)** | (795.1) | (934.4) |
| | Disposition of property and equipment | **6.2** | 84.5 | 368.1 |
| | Net proceeds from corporate-owned life insurance | **10.2** | 8.4 | 14.4 |
| | Net cash used for investing activities | **(923.1)** | (702.2) | (551.9) |
| **Cash Flows from Financing Activities** | Payments of short-term borrowings | **—** | — | (440.7) |
| | Cash dividends paid | **(176.9)** | (152.4) | (147.0) |
| | Stock purchases | **(299.2)** | (149.2) | (25.4) |
| | Proceeds from employee stock plans | **145.1** | 82.0 | 136.5 |
| | Other | **28.9** | (2.5) | (12.3) |
| | Net cash used for financing activities | **(302.1)** | (222.1) | (488.9) |
| **Changes in Cash and Cash Equivalents** | Net increase in cash and cash equivalents | **427.5** | 579.7 | 462.9 |
| | Cash and cash equivalents at beginning of year | **1,268.0** | 688.3 | 225.4 |
| | Cash and cash equivalents at end of year | **$1,695.5** | $1,268.0 | $ 688.3 |

*The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.*

# Summary of Major Accounting Policies

**Description of Business**

The company is principally in the retail drugstore business and its operations are within one reportable segment. Stores are located in 44 states and Puerto Rico. At August 31, 2004, there were 4,579 retail drugstores and three mail service facilities. Prescription sales were 63.2% of total sales for fiscal 2004 compared to 62.0% in 2003 and 59.8% in 2002.

**Basis of Presentation**

The consolidated statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. Certain amounts in the 2003, 2002, and 2001 consolidated financial statements have been reclassified to be consistent with the 2004 presentation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. While actual results may differ from these estimates, management does not expect the differences, if any, to have a material effect on the consolidated financial statements.

**Cash and Cash Equivalents**

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. The company's cash management policy provides for controlled disbursement. As a result, the company maintains overdraft positions at certain banks. Such overdrafts, which were $226.7 million as of August 31, 2004, and $330.8 million as of August 31, 2003, are included in "trade accounts payable" in the accompanying consolidated balance sheets.

**Financial Instruments**

The company had approximately $77.2 million and $60.7 million of outstanding letters of credit at August 31, 2004 and 2003, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $156.2 million and $84.5 million at August 31, 2004 and 2003, respectively, guaranteed payments of casualty claims. The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full. Letters of credit were also outstanding at August 31, 2004 and 2003 in the amount of $1.6 million to guarantee performance of construction contracts. The company pays a nominal facility fee to the financing bank to keep these letters of credit active. The company also had purchase commitments of approximately $378.4 million and $245.7 million at August 31, 2004 and 2003, respectively, related to the purchase of store locations and distribution centers. There were no investments in derivative financial instruments during fiscal 2004 and 2003.

**Inventories**

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2004 and 2003, inventories would have been greater by $736.4 million and $729.7 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Included in inventory are product cost and inbound freight. Cost of sales is primarily derived based upon point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories.

**Vendor Allowances**

Vendor allowances are principally received as a result of purchase levels, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, occupancy and administration expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs. Prior to the adoption of EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," in January 2003, the entire advertising allowance received was credited to advertising expense and resulted in a reduction of selling, occupancy and administration expense.

**Property and Equipment**

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 12½ to 39 years for land improvements, buildings and building improvements and 5 to 12½ years for equipment. Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The composite method of depreciation is used for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.

Property and equipment consists of *(In Millions)*:

| | 2004 | 2003 |
|---|---|---|
| Land and land improvements | | |
| Owned stores | **$1,215.6** | $1,129.4 |
| Distribution centers | **80.1** | 60.8 |
| Other locations | **40.8** | 29.5 |
| Buildings and building improvements | | |
| Owned stores | **1,322.4** | 1,226.0 |
| Leased stores (leasehold improvements only) | **478.4** | 440.5 |
| Distribution centers | **415.6** | 429.6 |
| Other locations | **162.8** | 112.6 |
| Equipment | | |
| Stores | **2,438.1** | 2,065.1 |
| Distribution centers | **623.9** | 582.8 |
| Other locations | **150.0** | 171.4 |
| Capitalized system development costs | **123.0** | 101.5 |
| Capital lease properties | **43.6** | 13.1 |
| | **7,094.3** | 6,362.3 |
| Less: accumulated depreciation and amortization | **1,647.9** | 1,422.3 |
| | **$5,446.4** | $4,940.0 |

The company capitalizes application stage development costs for significant internally developed software projects, including "SIMS Plus," a strategic inventory management system, "Basic Department Management," a marketing system, and "PARS," an accounts receivable system. These costs are amortized over a five-year period. Amortization of these costs was $19.0 million in 2004, $19.4 million in 2003 and $19.5 million in 2002. Unamortized costs as of August 31, 2004 and 2003, were $76.6 million and $74.2 million, respectively.

**Revenue Recognition**

For all sales other than third party pharmacy sales, the company recognizes revenue at the time of the sale. For third party sales, revenue is recognized at the time the prescription is filled, adjusted by an estimate for those that have not yet been claimed by customers at the end of the period. Customer returns are immaterial.

**Impaired Assets and Liabilities for Store Closings**

The company tests long-lived assets for impairment whenever events or circumstances indicate. Store locations that have been open at least five years are periodically reviewed for impairment indicators. Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows. Included in selling, occupancy and administration expense were impairment charges of $9.2 million in 2004, $19.5 million in 2003, and $8.4 million in 2002.

During the fourth quarter of fiscal 2002, the company implemented SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Since implementation, the present value of expected future lease costs (net of estimated sublease rent) is expensed when the location is closed. Prior to this, the liability was recognized at the time management made the decision to relocate or close the store.

**Insurance**

The company obtains insurance coverage for catastrophic exposures as well as those risks required by law to be insured. It is the company's policy to retain a significant portion of certain losses related to worker's compensation, property losses, business interruptions relating from such losses and comprehensive general, pharmacist and vehicle liability. Provisions for these losses are recorded based upon the company's estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

**Pre-Opening Expenses**

Non-capital expenditures incurred prior to the opening of a new or remodeled store are expensed as incurred.

**Advertising Costs**

Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred. Net advertising expenses, which are included in selling, occupancy and administration expense, were $230.9 million in 2004, $174.0 million in 2003 and $64.5 million in 2002. In fiscal 2003 the company adopted EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," which shifted a portion of vendor allowances from advertising expense to cost of sales. The fiscal 2003 impact resulted in an increase to advertising costs of $75.0 million (.23% of total sales), a reduction to cost of sales of $56.2 million (.17% of total sales), and a reduction to pre-tax earnings and inventory of $18.8 million.

**Stock-Based Compensation Plans**

As permitted under SFAS No. 123, the company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Under APB Opinion No. 25, compensation expense is recognized for stock option grants if the exercise price is below the fair value of the underlying stock at the measurement date.

The company complies with the disclosure provisions of SFAS No. 123, which require presentation of pro forma information applying the fair value based method of accounting. Had compensation costs been determined consistent with the fair value based method of SFAS No. 123 for options granted in fiscal 2004, 2003 and 2002, pro forma net earnings and net earnings per common share would have been as follows *(In Millions, except per share data)*:

| | | **2004** | 2003 | 2002 |
|---|---|---|---|---|
| Net earnings | | **$1,360.2** | $1,175.7 | $1,019.2 |
| Add: | Stock-based employee compensation expenses included in reported net income, net of related tax effects | **.4** | .7 | 6.9 |
| Deduct: | Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | **(44.1)** | (57.0) | (67.3) |
| Pro forma net income | | **$1,316.5** | $1,119.4 | $ 958.8 |
| Earnings per share: | | | | |
| Basic – as reported | | **$ 1.33** | $ 1.15 | $ 1.00 |
| Basic – pro forma | | **1.29** | 1.09 | .94 |
| Diluted – as reported | | **1.32** | 1.14 | .99 |
| Diluted – pro forma | | **1.28** | 1.09 | .93 |

**Income Taxes**

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

**Earnings Per Share**

In fiscal year 2004 and 2003, the diluted earnings per share calculation excluded certain stock options, because the options' exercise price was greater than the average market price of the common shares for the year. If they were included, anti-dilution would have resulted. At August 31, 2004 and August 31, 2003, outstanding options to purchase 2,902,996 and 10,716,109 common shares granted at a price ranging from $35.67 to $45.625 and $30.76 to $45.625 per share were excluded from the fiscal year 2004 and 2003 calculations, respectively.

**Interest Expense**

The company capitalized $1.1 million, $1.6 million and $8.5 million of interest expense as part of significant construction projects during fiscal 2004, 2003 and 2002, respectively. Interest paid, net of amounts capitalized, was $.2 million in 2004, $.2 million in 2003 and $.3 million in 2002.

**Other Income**

The company had pre-tax income of $16.3 million ($.010 per share) in fiscal 2004, $29.6 million ($.018 per share) in 2003 and $6.2 million ($.004 per share) in 2002 from the receipt of litigation settlements. Receipts in fiscal 2004 represent pharmaceutical manufacturer antitrust litigation settlements. Receipts in fiscal 2003 represent settlements from brand name drug litigation, pharmaceutical manufacturer antitrust litigation, and vitamin antitrust litigation. Receipts in 2002 were a result of a pharmacy class action against drug manufacturers.

**Leases**

Although 17.1% of locations are owned, the remainder are leased premises. Initial terms are typically 20 to 25 years, followed by additional terms containing cancellation options at five-year intervals, and may include rent escalation clauses. The total amount of the minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon sales.

Minimum rental commitments at August 31, 2004, under all leases having an initial or remaining non-cancelable term of more than one year are shown below *(In Millions)*:

| | |
|---|---|
| 2005 | $ 1,309.3 |
| 2006 | 1,345.9 |
| 2007 | 1,309.0 |
| 2008 | 1,242.1 |
| 2009 | 1,215.0 |
| Later | 15,455.4 |
| Total minimum lease payments | $21,876.7 |

The above minimum lease payments include minimum rental commitments related to capital leases of $68.0 million at August 31, 2004. This capital lease amount includes $32.0 million of executory costs and imputed interest. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $46.8 million on leases due in the future under non-cancelable subleases.

The company remains secondarily liable on 49 assigned leases. The maximum potential of undiscounted future payments is $11.9 million as of August 31, 2004. Lease option dates vary with some extending to 2013. Most of the assignments were a result of the sale of the "Wag's" restaurants in August 1988.

Rental expense was as follows *(In Millions)*:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Minimum rentals | **$1,135.5** | $1,000.4 | $873.0 |
| Contingent rentals | **20.3** | 22.1 | 23.6 |
| *Less: Sublease rental income* | **(11.9)** | (12.1) | (11.1) |
| | **$1,143.9** | $1,010.4 | $885.5 |

**Income Taxes**

The provision for income taxes consists of the following *(In Millions)*:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Current provision – | | | |
| Federal | **$632.5** | $574.0 | $510.2 |
| State | **111.4** | 80.1 | 85.0 |
| | **743.9** | 654.1 | 595.2 |
| Deferred provision – | | | |
| Federal | **71.1** | 48.4 | 24.0 |
| State | **1.1** | 10.5 | (1.1) |
| | **72.2** | 58.9 | 22.9 |
| | **$816.1** | $713.0 | $618.1 |

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following *(In Millions)*:

| | **2004** | 2003 |
|---|---|---|
| Deferred tax assets – | | |
| Employee benefit plans | **$212.0** | $181.3 |
| Accrued rent | **52.5** | 56.1 |
| Insurance | **136.0** | 108.0 |
| Inventory | **39.6** | 29.1 |
| Bad debt | **15.4** | 10.2 |
| Other | **29.4** | 34.7 |
| | **484.9** | 419.4 |
| Deferred tax liabilities – | | |
| Accelerated depreciation | **621.5** | 486.2 |
| Inventory | **115.1** | 103.0 |
| Other | **18.6** | 28.3 |
| | **755.2** | 617.5 |
| Net deferred tax liabilities | **$270.3** | $198.1 |

Income taxes paid were $734.1 million, $625.2 million and $528.0 million during the fiscal years ended August 31, 2004, 2003 and 2002, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

**Short-Term Borrowings**

The company had no short-term borrowings in fiscal 2004 or 2003. At August 31, 2004, the company had a syndicated bank line of credit facility of $200 million to support the company's short-term commercial paper program. The company pays a nominal facility fee to the financing bank to keep this line of credit facility active.

**Contingencies**

The company is involved in various legal proceedings incidental to the normal course of business. Company management is of the opinion, based upon the advice of General Counsel, that although the outcome of such litigation cannot be forecast with certainty, the final disposition should not have a material adverse effect on the company's consolidated financial position or results of operations.

**Capital Stock**

The company's common stock is subject to a Rights Agreement under which each share has attached to it a Right to purchase one one-hundredth of a share of a new series of Preferred Stock, at a price of $37.50 per Right. In the event an entity acquires or attempts to acquire 15% of the then outstanding shares, each Right, except those of an acquiring entity, would entitle the holder to purchase a number of shares of common stock pursuant to a formula contained in the Agreement. These non-voting Rights will expire on August 21, 2006, but may be redeemed at a price of $.0025 per Right at any time prior to a public announcement that the above event has occurred.

On July 14, 2004, the Board of Directors announced a stock repurchase program of up to $1 billion, which is expected to be executed over the next four years. During fiscal 2004, we purchased $21.9 million of company shares related to the stock repurchase progam.

As of August 31, 2004, 108,155,356 shares of common stock were reserved for future stock issuances under the company's various employee benefit plans. Preferred stock of 10,232,927 shares has been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

**Stock Compensation Plans**

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a ten-year period to eligible non-executive employees upon the purchase of company shares, subject to certain restrictions. Employees may purchase the company shares through cash purchases or loans. Under the terms of the Plan, the option price cannot be more than 15% lower than the fair market value at the date of grant. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock. As of August 31, 2004, there were 41,145,875 shares available for future grants. The options granted during fiscal 2004, 2003 and 2002 have a two-year vesting period. Compensation expense related to the Plan was $.6 million in fiscal 2004, $1.2 million in fiscal 2003, and $10.9 million in fiscal 2002.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until October 9, 2006, for an aggregate of 38,400,000 shares of common stock. As of August 31, 2004, 23,332,653 shares were available for future grants. The options granted during fiscal 2004, 2003 and 2002 have a three-year vesting period. Compensation expense related to the plan was less than $1 million in fiscal 2004, fiscal 2003 and fiscal 2002.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant, in connection with the achievement of store opening milestones. Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the company's 4,000th store, were granted a stock option to purchase 100 shares. Options may be granted for an aggregate of 15,000,000 shares of common stock until all options have either been exercised or have expired. The options will vest and become exercisable on March 11, 2006, and any unexercised options will expire on March 10, 2013, subject to earlier termination if the optionee's employment ends. As of August 31, 2004, 4,816,200 shares were available for future grants. Except as may be otherwise determined by the Compensation Committee, there is a vesting period of three years for options granted under this Plan.

The Walgreen Co. Option 3000 Plan offered a stock option award to all non-executive employees who were employed on May 11, 2000. Each eligible employee, in conjunction with opening the company's 3,000th store, received a stock option award to purchase from 75 to 500 shares, based on years of service. The option award, issued at fair market value on May 11, 2000, was authorized to grant an aggregate of 15,500,000 shares of common stock. The options vested and became exercisable on May 11, 2003, and any unexercised options will expire on May 10, 2010, subject to earlier termination if the optionee's employment ends.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares for which all participants have the right to purchase under this Plan is 74,000,000. As of August 31, 2004, 9,248,920 shares were available for future purchase.

The Walgreen Co. Restricted Performance Share Plan provides for the granting of shares of common stock to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Shares may be granted for an aggregate of 32,000,000 shares of common stock. As of August 31, 2004, 23,189,793 shares were available for future grants. The number of shares granted was 116,898 in 2004, 79,869 in 2003, and 81,416 in 2002. Compensation expense related to the Plan was $8.1 million in fiscal 2004, $5.5 million in fiscal 2003 and $5.4 million in fiscal 2002.

The Walgreen Co. Nonemployee Director Stock Plan provides that each Nonemployee Director receives an equity grant of shares each year on November 1. The number of shares granted shall be determined by dividing $80,000 by the price of a share of common stock on November 1. During the term of the Plan, each Nonemployee Director will also receive fifty percent of his or her quarterly retainer in the form of shares, which may be deferred into an equal number of stock units. In addition, a Nonemployee Director may elect to receive all or a portion of the cash component of his or her quarterly retainer and meeting fees in the form of deferred stock units or to have such amounts placed in a deferred cash compensation account. Each Nonemployee Director received a grant of 2,298 shares in 2004, 2,361 shares in 2003 and 2,000 shares in 2002.

A summary of information relative to the company's stock option plans follows:

| | Options Outstanding | | Options Exercisable | |
|---|---|---|---|---|
| | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| August 31, 2001 | 36,256,124 | $ 20.24 | 14,824,227 | $ 7.40 |
| Granted | 2,886,365 | 34.05 | | |
| Exercised | (3,525,955) | 7.28 | | |
| Canceled/Forfeited | (1,315,499) | 30.32 | | |
| August 31, 2002 | 34,301,035 | 22.35 | 13,786,657 | 9.71 |
| Granted | 17,701,356 | 28.86 | | |
| Exercised | (2,747,055) | 8.79 | | |
| Canceled/Forfeited | (2,924,991) | 28.95 | | |
| August 31, 2003 | 46,330,345 | 25.23 | 26,306,122 | 21.57 |
| Granted | **2,953,230** | **32.33** | | |
| Exercised | **(5,867,982)** | **12.81** | | |
| Canceled/Forfeited | **(3,269,011)** | **28.54** | | |
| August 31, 2004 | **40,146,582** | **$27.29** | **22,103,057** | **$24.84** |

The following table summarizes information concerning options outstanding and exercisable as of August 31, 2004:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at 8/31/04 | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable at 8/31/04 | Weighted-Average Exercise Price |
| $ 4 to 24 | 8,965,668 | 3.13 yrs. | $14.32 | 8,965,668 | $14.32 |
| 25 to 30 | 17,975,533 | 7.31 | 28.37 | 7,729,842 | 29.17 |
| 31 to 46 | 13,205,381 | 7.39 | 34.64 | 5,407,547 | 36.09 |
| $ 4 to 46 | 40,146,582 | 6.40 yrs. | $27.29 | 22,103,057 | $24.84 |

The weighted-average fair value and exercise price of options granted for fiscal 2004, 2003 and 2002 were as follows:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Granted at market price – | | | |
| Weighted-average fair value | **$12.17** | $10.36 | $13.60 |
| Weighted-average exercise price | **32.33** | 28.80 | 34.40 |
| Granted below market price – | | | |
| Weighted-average fair value | **14.03** | 13.37 | 11.86 |
| Weighted-average exercise price | **32.14** | 31.48 | 33.21 |

The fair value of each option grant used in the pro forma net earnings and net earnings per share was determined using the Black-Scholes option pricing model with weighted-average assumptions used for grants in fiscal 2004, 2003 and 2002:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Risk-free interest rate | **4.07%** | 3.36% | 4.56% |
| Average life of option (years) | **7** | 7 | 7 |
| Volatility | **28.56%** | 28.04% | 27.58% |
| Dividend yield | **.38%** | .29% | .22% |

**Retirement Benefits**

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income. The profit-sharing provision was $193.6 million in 2004, $168.0 million in 2003 and $145.7 million in 2002.

The company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. The costs of these benefits are accrued over the period earned. The company's postretirement health benefit plans currently are not funded.

Components of net periodic benefit costs *(In Millions)*:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Service cost | **$19.3** | $10.2 | $ 6.0 |
| Interest cost | **22.5** | 15.7 | 10.5 |
| Amortization of actuarial loss | **9.9** | 4.9 | 1.4 |
| Amortization of prior service cost | **(0.4)** | (0.4) | (0.4) |
| Total postretirement benefit cost | **$51.3** | $30.4 | $17.5 |

Change in benefit obligation *(In Millions)*:

| | **2004** | 2003 |
|---|---|---|
| Benefit obligation at September 1 | **$349.6** | $226.4 |
| Service cost | **19.3** | 10.2 |
| Interest cost | **22.5** | 15.7 |
| Amendments | **(26.3)** | — |
| Actuarial loss | **33.0** | 102.9 |
| Benefit payments | **(7.1)** | (6.9) |
| Participants contributions | **1.5** | 1.3 |
| Benefit obligation at August 31 | **$392.5** | $349.6 |

Change in plan assets *(In Millions)*:

| | **2004** | 2003 |
|---|---|---|
| Plan assets at fair value at September 1 | **$ —** | $ — |
| Plan participants contributions | **1.5** | 1.3 |
| Employer contributions | **5.6** | 5.6 |
| Benefits paid | **(7.1)** | (6.9) |
| Plan assets at fair value at August 31 | **$ —** | $ — |

Funded status *(In Millions)*:

| | **2004** | 2003 |
|---|---|---|
| Funded status | **$(392.5)** | $(349.6) |
| Unrecognized actuarial loss | **220.1** | 197.0 |
| Unrecognized prior service cost | **(32.1)** | (6.2) |
| Accrued benefit cost at August 31 | **$(204.5)** | $(158.8) |

The measurement date used to determine the postretirement benefits is as of fiscal year ending August 31. The discount rate assumptions used to compute the postretirement benefit obligation at year-end were 6.5% for 2004 and 2003. The discount rate assumption used to determine net periodic benefit cost was 6.5% for 2004, 7.0% for 2003 and 7.5% for 2002.

Future benefit costs were estimated assuming medical costs would increase at an 8.0% annual rate decreasing to 5.25% over the next five years and then remaining at a 5.25% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects *(In Millions)*:

| | 1% Increase | 1% Decrease |
|---|---|---|
| Effect on service and interest cost | $12.1 | $ (8.9) |
| Effect on postretirement obligation | 99.2 | (74.1) |

Estimated future benefit payments *(In Millions)*:

| | |
|---|---|
| 2005 | $ 7.1 |
| 2006 | 6.8 |
| 2007 | 7.8 |
| 2008 | 8.9 |
| 2009 | 10.3 |
| 2010 – 2014 | 69.7 |

The expected contribution to be paid during fiscal year 2005 is $7.1 million.

On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 was signed into law. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retirement health care benefit plans. The retiree medical obligations and costs reported do not reflect the impact of this legislation.

**Supplementary Financial Information**

Included in the Consolidated Balance Sheets captions are the following assets and liabilities *(In Millions)*:

| | **2004** | 2003 |
|---|---|---|
| Accounts receivable – | | |
| Accounts receivable | **$1,197.4** | $1,044.9 |
| *Allowances for doubtful accounts* | **(28.3)** | (27.1) |
| | **$1,169.1** | $1,017.8 |
| Accrued expenses and other liabilities – | | |
| Accrued salaries | **$ 465.3** | $ 376.4 |
| Taxes other than income taxes | **217.5** | 213.9 |
| Profit sharing | **194.0** | 166.4 |
| Other | **493.7** | 401.1 |
| | **$1,370.5** | $1,157.8 |

## SUMMARY OF QUARTERLY RESULTS *(Unaudited)*

| *(Dollars in Millions, except per share data)* | | Quarter Ended November | February | May | August | Fiscal Year |
|---|---|---|---|---|---|---|
| **Fiscal 2004** | Net sales | **$8,720.8** | **$9,782.2** | **$9,578.5** | **$9,426.7** | **$37,508.2** |
| | Gross profit | **2,300.1** | **2,705.6** | **2,577.8** | **2,614.3** | **10,197.8** |
| | Net earnings | **254.9** | **433.5** | **344.6** | **327.2** | **1,360.2** |
| | Per Common Share – Basic | **$ .25** | **$ .42** | **$ .34** | **$ .32** | **$ 1.33** |
| | Diluted | **.25** | **.42** | **.33** | **.32** | **1.32** |
| **Fiscal 2003** | Net sales | $ 7,484.9 | $ 8,446.1 | $ 8,328.0 | $ 8,246.4 | $ 32,505.4 |
| | Gross profit | 1,995.7 | 2,348.1 | 2,230.0 | 2,225.4 | 8,799.2 |
| | Net earnings | 231.6 | 370.9 | 296.1 | 277.1 | 1,175.7 |
| | Per Common Share – Basic | $ .23 | $ .36 | $ .29 | $ .27 | $ 1.15 |
| | Diluted | .22 | .36 | .29 | .27 | 1.14 |

*COMMENTS ON QUARTERLY RESULTS: In further explanation of and supplemental to the quarterly results, the 2004 fourth quarter LIFO adjustment was a credit of $48.5 million compared to a 2003 credit of $19.5 million. If the 2004 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels as computed at August 31, 2004, earnings per share would have increased in the first, second and third quarters by $.01 per quarter and decreased in the fourth quarter by $.03. Similar adjustments in 2003 would have increased earnings per share in the first and second quarters by $.01 and decreased earnings per share in the fourth quarter by $.02.*

*The quarter ended August 31, 2004, includes pre-tax income of $.6 million (less than $.001 per share) from the receipt of a pharmaceutical manufacturer antitrust litigation settlement. The quarter ended August 31, 2003, includes pre-tax income of $.6 million (less than $.001 per share) from the receipt of an antitrust lawsuit settlement.*

## COMMON STOCK PRICES

*Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2004 and 2003.*

| | | Quarter Ended November | February | May | August | Fiscal Year |
|---|---|---|---|---|---|---|
| **Fiscal 2004** | High | **$37.00** | **$37.42** | **$35.80** | **$37.82** | **$37.82** |
| | Low | **30.18** | **33.63** | **32.00** | **34.27** | **30.18** |
| **Fiscal 2003** | High | $ 36.20 | $ 32.99 | $ 33.66 | $ 33.28 | $ 36.20 |
| | Low | 28.05 | 26.90 | 27.33 | 28.80 | 26.90 |

# Drugstore and Sales Overview

| **FISCAL YEAR** | | **2004** | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|
| **Drugstores** | Openings | | | | | |
| | New Stores | **425** | 430 | 471 | 473 | 461 |
| | Acquisitions | **11** | — | — | 1 | 1 |
| | Closings | **81** | 86 | 108 | 119 | 118 |
| | Year-end: Units *(1)* | **4,582** | 4,227 | 3,883 | 3,520 | 3,165 |
| | Year-end: Sales Area *(2)* | **50,927** | 46,734 | 42,672 | 38,226 | 33,684 |
| **Product Class Sales** | Prescription Drugs | **63%** | 62% | 60% | 58% | 55% |
| | Non-prescription Drugs *(3)* | **12%** | 12% | 11% | 12% | 11% |
| | General Merchandise *(3)* | **25%** | 26% | 29% | 30% | 34% |

*(1) Includes 32 pharmacy-only units and three mail service facilities at August 31, 2004.*

*(2) In thousands of square feet.*

*(3) Estimates based, in part, on store scanning information.*

# Report of Independent Registered Public Accounting Firm

**To the Board of Directors and Shareholders of Walgreen Co.:**
We have audited the accompanying consolidated balance sheets of Walgreen Co. and subsidiaries (the "Company") as of August 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Walgreen Co. and subsidiaries as of August 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

*DELOITTE & TOUCHE LLP*
*Chicago, Illinois*
*October 12, 2004*

# Management's Report

The primary responsibility for the integrity and objectivity of the consolidated financial statements and related financial data rests with the management of Walgreen Co. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and included amounts that were based on management's most prudent judgments and estimates relating to matters not concluded by fiscal year-end. Management believes that all material uncertainties have been either appropriately accounted for or disclosed. All other financial information included in this annual report is consistent with the financial statements.

The firm of Deloitte & Touche LLP, an independent registered public accounting firm, was engaged to render a professional opinion on Walgreen Co.'s consolidated financial statements. Their report contains an opinion based on their audit, which was made in accordance with the standards of the Public Company Accounting Oversight Board (United States) and procedures which they believed were sufficient to provide reasonable assurance that the consolidated financial statements, considered in their entirety, are not misleading and do not contain material errors.

Four outside members of the Board of Directors constitute the company's Audit Committee, which meets at least quarterly and is responsible for reviewing and monitoring the company's financial and accounting practices. Deloitte & Touche LLP and the company's General Auditor meet alone with the Audit Committee, which also meets with the company's management to discuss financial matters, auditing and internal accounting controls.

The company's systems are designed to provide an effective system of internal accounting controls to obtain reasonable assurance at reasonable cost that assets are safeguarded from material loss or unauthorized use and transactions are executed in accordance with management's authorization and properly recorded. To this end, management maintains an internal control environment which is shaped by established operating policies and procedures, an appropriate division of responsibility at all organizational levels, and a corporate ethics policy, which is monitored annually. The company also has an Internal Control Evaluation Committee, composed primarily of senior management from the Accounting and Auditing Departments, which oversees the evaluation of internal controls on a company-wide basis. Management believes it has appropriately responded to the internal auditors' and independent registered public accounting firm's recommendations concerning the company's internal control system.

*David W. Bernauer*
*Chairman of the Board*
*and Chief Executive Officer*

*Mia M. Scholz*
*Controller*
*and Chief Accounting Officer*

*William M. Rudolphsen*
*Senior Vice President*
*and Chief Financial Officer*

# Board of Directors

*As of November 15, 2004*

## Directors

***David W. Bernauer***
*Chairman and Chief Executive Officer*
*Elected 1999*

***Jeffrey A. Rein***
*President and Chief Operating Officer*
*Elected 2003*

***William C. Foote***
*Chairman of the Board,*
*Chief Executive Officer and President*
*USG Corporation*
*Elected 1997 (1) (4*)*

***James J. Howard***
*Chairman Emeritus*
*Xcel Energy, Inc.*
*Elected 1986 (2) (4)*

***Alan G. McNally***
*Chairman*
*Harris Financial Corporation*
*Elected 1999 (3) (4)*

***Cordell Reed***
*Former Senior Vice President*
*Commonwealth Edison Co.*
*Elected 1994 (2*) (3)*

***David Y. Schwartz***
*Former Partner*
*Arthur Andersen LLP*
*Elected 2000 (1) (3*)*

***John B. Schwemm***
*Former Chairman and*
*Chief Executive Officer*
*R.R. Donnelley & Sons Co.*
*Elected 1985 (1*) (2) (4)*

***Marilou M. von Ferstel***
*Former Executive Vice President*
*and General Manager*
*Ogilvy Adams & Rinehart*
*Elected 1987 (1) (4)*

***Charles R. Walgreen III***
*Chairman Emeritus*
*Elected 1963 (3)*

(1) Audit Committee
(2) Compensation Committee
(3) Finance Committee
(4) Nominating and Governance Committee
* Committee Chair

# Officers

*As of November 15, 2004*

## Corporate Officers

**Chairman**
*David W. Bernauer*
*Chief Executive Officer*

**President**
*Jeffrey A. Rein*
*Chief Operating Officer*

**Executive Vice President**
*Jerome B. Karlin*
*Store Operations*

**Senior Vice Presidents**
*R. Bruce Bryant*
*Western Store Operations*
*George C. Eilers*
*Southern Store Operations*
*John W. Gleeson*
*Corporate Strategy and Treasurer*
*Dana I. Green**
*Human Resources*
*J. Randolph Lewis*
*Distribution & Logistics*
*Barry L. Markl*
*Midwest Store Operations*
*Dennis R. O'Dell*
*Pharmacy Services*
*Julian A. Oettinger**
*General Counsel and Corporate Secretary*
*George J. Riedl*
*Marketing*
*William M. Rudolphsen*
*Chief Financial Officer*
*William A. Shiel*
*Facilities Development*
*Trent E. Taylor*
*Chief Information Officer*
*Mark A. Wagner*
*Eastern Store Operations*
*Gregory D. Wasson*
*President*
*Walgreens Health Services*

**Vice President**
*Robert M. Kral*
*Purchasing*

## Operational Vice Presidents

**Store Operations**
*C. Mark Ashworth*
*Kenneth B. Corin*
*George C. Eilers Jr.*
*Debra M. Ferguson*
*John J. Foley*
*David L. Gloudemans*
*John W. Grant*
*W. Thomas Grayson*
*Frank C. Grilli*
*William M. Handal*
*Patrick E. Hanifen*
*William J. Hose*
*Donald C. Huonker*
*Marlin W. Hutchens*
*David R. Lovejoy*
*Richard Robinson*
*Nivia L. Santiago*
*Michael D. Tovian*
*Roberto M. Valencia*
*Kevin P. Walgreen*
*Christine D. Whelan*
*Barry W. Zins*

**Marketing**
*Bruce C. Zarkowsky*
*Marketing Development*

**Walgreens Health Services**
*Kermit R. Crawford*
*PBM Services*

**Controller**
*Mia M. Scholz*
*Chief Accounting Officer*

**General Auditor**
*Chester G. Young*

**Julian A. Oettinger will retire in January 2005. Dana I. Green will become general counsel and corporate secretary. Kenneth R. Weigand will become vice president of Human Resources.*

*4,582 stores in 44 states and Puerto Rico*

*On target for 7,000 stores by 2010*


88
36
16
1
5
4
91
157
143
64
1
10
99
15
46
75
16
51
15
42
52
34
88
381
471
157
44
133
143
47
54
53
164
209
49
64
25
31
83
33
39
471
91
630
61

## Walgreens Nationwide

| | 2004 | 2003 | | 2004 | 2003 | | 2004 | 2003 |
|---|---|---|---|---|---|---|---|---|
| Alabama | **39** | 30 | Massachusetts | **99** | 94 | Pennsylvania | **34** | 28 |
| Arizona | **209** | 202 | Michigan | **143** | 132 | Rhode Island | **15** | 15 |
| Arkansas | **25** | 22 | Minnesota | **91** | 82 | South Carolina | **31** | 22 |
| California | **381** | 356 | Mississippi | **33** | 24 | South Dakota | **5** | 5 |
| Colorado | **88** | 84 | Missouri | **133** | 128 | Tennessee | **164** | 157 |
| Connecticut | **46** | 41 | Nebraska | **42** | 42 | Texas | **471** | 430 |
| Florida | **630** | 606 | Nevada | **51** | 48 | Utah | **15** | 11 |
| Georgia | **83** | 71 | New Hampshire | **10** | 10 | Vermont | **1** | 1 |
| Idaho | **16** | 12 | New Jersey | **75** | 68 | Virginia | **47** | 41 |
| Illinois | **471** | 450 | New Mexico | **49** | 45 | Washington | **88** | 67 |
| Indiana | **143** | 136 | New York | **64** | 59 | Wisconsin | **157** | 148 |
| Iowa | **52** | 51 | North Carolina | **53** | 36 | Wyoming | **4** | 2 |
| Kansas | **44** | 41 | North Dakota | **1** | 1 | Puerto Rico | **61** | 59 |
| Kentucky | **54** | 48 | Ohio | **157** | 137 | | | |
| Louisiana | **91** | 86 | Oklahoma | **64** | 56 | | | |
| Maryland | **16** | 13 | Oregon | **36** | 30 | **TOTAL** | **4,582** | 4,227 |

# For Our Shareholders

Walgreen Co.
200 Wilmot Road
Deerfield, Illinois 60015
(847) 940-2500

New York Stock Exchange
NASDAQ
Chicago Stock Exchange
Symbol: WAG

Rick J. Hans (847) 914-2385
John W. Gleeson (847) 914-3008

You are cordially invited to attend the meeting to be held Wednesday, January 12, 2005, at 2 p.m. CST, in the Grand Ballroom, Navy Pier, Chicago, Illinois. Formal notice of the meeting, with proxy card and proxy statement, was mailed to all shareholders of record as of November 15, 2004.

Investor information is available at investor.walgreens.com. This includes corporate governance guidelines, charters of all committees of the Board of Directors, quarterly reports, press releases, the company's Code of Ethics for Financial Executives and Ethics Policy Statement and the 2004 10-K Annual Report filed with the Securities & Exchange Commission. These and other financial reports may also be obtained without charge upon request to:

Shareholder Relations
Walgreen Co. — Mail Stop #2261
200 Wilmot Road
Deerfield, Illinois 60015
(847) 914-2972

Walgreens has filed a certification under Section 302 of the Sarbanes-Oxley Act as an exhibit to its Form 10-K for fiscal year 2004. The exhibit is signed by the Chief Executive Officer and the Chief Financial Officer.

To receive proxy statements, annual reports and related materials electronically, please refer to the proxy mailed to shareholders with this annual report. After January 12, 2005, call (847) 914-2636 to request electronic delivery.

Quarterly earnings release dates for 2005 are January 3, March 28, June 27 and September 26. Results are released to the press and posted on the Walgreen Web site at Walgreens.com.

Walgreens pays dividends in March, June, September and December. Checks are customarily mailed on the 12th of each of these months.

For assistance on matters such as lost shares or name changes on shares, please contact:

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
computershare.com
web.queries@computershare.com
(888) 368-7346

Computershare Investor Services sponsors and administers a direct stock purchase plan as a convenient method of acquiring Walgreen stock by cash payments, reinvestment of dividends or both. For an information booklet and enrollment form, please call (888) 368-7346. General inquiries to Computershare Investor Services regarding your Walgreen stock should also be directed to (888) 368-7346.

*"Esta es mi Walgreens. Walgreens tiene mis juguetes favoritos."*



Nicolas Coral, Cypress, Texas, says, "This is my Walgreens. Walgreens has my favorite toys

Walgreens

Walgreen Co. 200 Wilmot Road Deerfield, Illinois 60015
Walgreens.com WalgreensEspañol.com